06007056

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-65832

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

**A. REGISTRATION IDENTIFICATION**

NAME OF BROKER-DEALER: Hunter Capital Markets, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1749
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Hunter (312) 362-3670
(Area Code-Telephone No)

**B. ACCOUNT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)
141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

SEC MAIL
MAR 06 2006
WASH. D.C. 185 SECTION

CHECK ONE
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

## OATH OR AFFIRMATION

I, Tim Hunter, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Hunter Capital Markets, LLC**, as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

Managing Member
Title

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control Structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

# Hunter Capital Markets, LLC

(An Illinois Limited Liability Company)

## REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2005

CONTENTS

**SCHULTZ & CHEZ, L.L.P.**
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

# INDEPENDENT AUDITOR'S REPORT

To the Members of
Hunter Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Hunter Capital Markets, LLC as of December 31, 2005, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Capital Markets, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 31, 2006

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

| | | |
|---|---|---|
| **ASSETS** | | |
| Due from clearing broker | $ | 12,379,924 |
| Equities owned, at market | | 5,451,322 |
| Interest and dividends receivable | | 65,542 |
| Equipment, net | | 14,224 |
| Accounts receivable | | 13,051 |
| Other assets | | 10,000 |
| TOTAL ASSETS | $ | 17,934,063 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Bank overdraft | $ | 3,284 |
| Equities sold, not yet purchased, at market | | 14,733,630 |
| Interest payable | | 4,467 |
| Total Liabilities | | 14,741,381 |
| Members' Equity | | 3,192,682 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 17,934,063 |

See accompanying notes.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

**STATEMENT OF INCOME**

YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **REVENUES** | | |
| Firm trading | $ | 551,544 |
| Interest | | 122,215 |
| Dividends | | 549,154 |
| Total Revenues | | 1,222,913 |
| **EXPENSES** | | |
| Salaries | | 108,407 |
| Commissions and clearing fees | | 363,346 |
| Regulatory fees | | 203,901 |
| Interest | | 91,361 |
| Depreciation and amortization | | 7,283 |
| Membership rental | | 14,160 |
| Communications | | 190,627 |
| Occupancy | | 9,474 |
| Professional fees | | 10,312 |
| Other | | 6,431 |
| Total Expenses | | 1,005,302 |
| NET INCOME | $ | 217,611 |

See accompanying notes.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

# STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Balance at December 31, 2004 | $ | 2,008,571 |
| Contributions | | 1,000,000 |
| Withdrawals | | ( 33,500) |
| Net income | | 217,611 |
| Balance at December 31, 2005 | $ | 3,192,682 |

See accompanying notes.

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

**STATEMENT OF CASH FLOWS**

YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net income | $ 217,611 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Depreciation and amortization | 7,283 |
| (Increase)/decrease in operating assets: | |
| Receivables from broker/dealers | ( 10,621,995) |
| Equities owned, at market | ( 5,451,322) |
| Interest/dividends receivable | ( 65,543) |
| Accounts receivable | 190,206 |
| Other assets | 5,000 |
| Increase/(decrease) in operating liabilities: | |
| Securities sold, not yet purchased, at market | 14,733,630 |
| Interest payable | 4,467 |
| Accounts payable | ( 5,041) |
| Total Adjustments | ( 1,203,315) |
| NET CASH USED IN OPERATING ACTIVITIES | ( 985,704) |
| INVESTING ACTIVITIES | |
| Purchase of equipment | ( 10,004) |
| NET CASH USED IN INVESTING ACTIVITIES | ( 10,004) |
| FINANCING ACTIVITIES | |
| Member contributions | 1,000,000 |
| Member withdrawals | ( 33,500) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 966,500 |
| NET DECREASE IN CASH | ( 29,208) |
| CASH AT DECEMBER 31, 2004 | 29,208 |
| CASH AT DECEMBER 31, 2005 | $ - |

*Supplemental Cash flow Information:*

Cash payments for interest during the year totaled $82,427.
Cash payments for income taxes during the year totaled $0.

See accompanying notes.

## *(1) NATURE OF BUSINESS*

Hunter Capital Markets, LLC, (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

## *(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income. Also included in Firm trading revenue are volume based incentive fees earned from an electronic-communications network.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2005, accumulated depreciation was $15,588.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

## *(3) DERIVATIVE FINANCIAL INSTRUMENTS*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded

## *(3) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)*

in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

**Market Risk**

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

**Credit Risk**

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties to specific positions.

**Guarantees**

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2005, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2005, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

## *(4) CONCENTRATIONS OF CREDIT RISK*

At December 31, 2005, a credit concentration with its clearing broker consisted of approximately $3 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

## *(5) REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $831,384 which exceeded requirements by $731,384 and the ratio of aggregate indebtedness to net capital was less than 1:1.

# SUPPLEMENTARY INFORMATION

Hunter Capital Markets, LLC
(An Illinois Limited Liability Company)

**COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1**

DECEMBER 31, 2005

| | |
|---|---|
| NET CAPITAL | |
| Members' equity | $ 3,192,682 |
| Non-allowable assets | |
| Equipment, net | ( 14,224) |
| Accounts receivable | ( 13,051) |
| Other assets | ( 10,000) |
| NET CAPITAL BEFORE HAIRCUTS ON FIRM INVENTORY | 3,155,407 |
| Haircuts on firm inventory | ( 2,324,023) |
| NET CAPITAL | $ 831,384 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000) | $ 100,000 |
| EXCESS NET CAPITAL | $ 731,384 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Total aggregate indebtedness - specified liabilities | |
| Bank overdraft | $ 3,284 |
| Total Aggregate Indebtedness | $ 3,284 |
| Ratio of aggregate indebtedness to net capital | <1:1 |

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

Hunter Capital Markets, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**

**AND**

**INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2005

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

**SCHULTZ & CHEZ, L.L.P.**
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
Hunter Capital Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Hunter Capital Markets, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Hunter Capital Markets, LLC, although not exempt from Rule15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than memberss of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
January 31, 2006